UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Smart Sand, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

83191H107

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83191H107	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSON: CCG Operations, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 13,705,511 shares (a)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 13,705,511 shares (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,705,511 shares (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.0% (b)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Does not reflect the sale of 2,410,883 shares of Common Stock or the issuance of shares of Common Stock by the issuer described in note (b) below, each of which occurred on February 7, 2017. As of the date hereof, the reporting persons beneficially own 11,294,628 shares, representing 27.8% of the Common Stock.
(b)	The percentage is calculated using the 39,116,210 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2016. The calculation of the percentage does not give effect to the 1,500,000 shares of Common Stock issued by the issuer on February 7, 2017.

CUSIP No. 83191H107	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSON: Clearlake Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 13,705,511 shares (a)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 13,705,511 shares (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,705,511 shares (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.0% (b)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Does not reflect the sale of 2,410,883 shares of Common Stock or the issuance of shares of Common Stock by the issuer described in note (b) below, each of which occurred on February 7, 2017. As of the date hereof, the reporting persons beneficially own 11,294,628 shares, representing 27.8% of the Common Stock.
(b)	The percentage is calculated using the 39,116,210 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2016. The calculation of the percentage does not give effect to the 1,500,000 shares of Common Stock issued by the issuer on February 7, 2017.

CUSIP No. 83191H107	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSON: Clearlake Capital Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 13,705,511 shares (a)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 13,705,511 shares (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,705,511 shares (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.0% (b)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	Does not reflect the sale of 2,410,883 shares of Common Stock or the issuance of shares of Common Stock by the issuer described in note (b) below, each of which occurred on February 7, 2017. As of the date hereof, the reporting persons beneficially own 11,294,628 shares, representing 27.8% of the Common Stock.
(b)	The percentage is calculated using the 39,116,210 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2016. The calculation of the percentage does not give effect to the 1,500,000 shares of Common Stock issued by the issuer on February 7, 2017.

CUSIP No. 83191H107	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSON: Clearlake Capital Partners II (Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 13,705,511 shares (a)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 13,705,511 shares (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,705,511 shares (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.0% (b)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	Does not reflect the sale of 2,410,883 shares of Common Stock or the issuance of shares of Common Stock by the issuer described in note (b) below, each of which occurred on February 7, 2017. As of the date hereof, the reporting persons beneficially own 11,294,628 shares, representing 27.8% of the Common Stock.
(b)	The percentage is calculated using the 39,116,210 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2016. The calculation of the percentage does not give effect to the 1,500,000 shares of Common Stock issued by the issuer on February 7, 2017.

CUSIP No. 83191H107	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSON: José Enrique Feliciano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 13,705,511 shares (a)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 13,705,511 shares (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,705,511 shares (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.0% (b)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Does not reflect the sale of 2,410,883 shares of Common Stock or the issuance of shares of Common Stock by the issuer described in note (b) below, each of which occurred on February 7, 2017. As of the date hereof, the reporting persons beneficially own 11,294,628 shares, representing 27.8% of the Common Stock.
(b)	The percentage is calculated using the 39,116,210 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2016. The calculation of the percentage does not give effect to the 1,500,000 shares of Common Stock issued by the issuer on February 7, 2017.

CUSIP No. 83191H107	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSON: Behdad Eghbali
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 13,705,511 shares (a)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 13,705,511 shares (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,705,511 shares (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.0% (b)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Does not reflect the sale of 2,410,883 shares of Common Stock or the issuance of shares of Common Stock by the issuer described in note (b) below, each of which occurred on February 7, 2017. As of the date hereof, the reporting persons beneficially own 11,294,628 shares, representing 27.8% of the Common Stock.
(b)	The percentage is calculated using the 39,116,210 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2016. The calculation of the percentage does not give effect to the 1,500,000 shares of Common Stock issued by the issuer on February 7, 2017.

CUSIP No. 83191H107	13G	Page 8 of 13 Pages

Item 1(a).	Name of Issuer:

Smart Sand, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

24 Waterway Avenue, Suite 350, The Woodlands, Texas 77380

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed by CCG Operations, LLC, Clearlake Capital Partners, LLC, Clearlake Capital Partners II GP, L.P., Clearlake Capital Partners II (Master), L.P., José Enrique Feliciano and Behdad Eghbali (individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Clearlake Capital Group, L.P., 233 Wilshire Blvd., Suite 800, Santa Monica, California 90401.

Item 2(c).	Citizenship:

Each of CCG Operations, LLC and Clearlake Capital Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Each of Clearlake Capital Partners II GP, L.P. and Clearlake Capital Partners II (Master), L.P. is a limited partnership organized under the laws of the State of Delaware. Each of José Enrique Feliciano and Behdad Eghbali is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

83191H107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

CUSIP No. 83191H107	13G	Page 9 of 13 Pages

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2016, Clearlake Capital Partners II (Master), L.P. was the record owner of 13,705,511 shares of Common Stock. This amount does not reflect the sale of 2,410,883 shares on February 7, 2017. As of the date hereof, the Reporting Persons beneficially own 11,294,628 shares.

Clearlake Capital Partners II (Master), L.P.’s general partner is Clearlake Capital Partners II GP, L.P. Clearlake Capital Partners II GP, L.P.’s general partner is Clearlake Capital Partners, LLC. Clearlake Capital Partners, LLC’s managing member is CCG Operations, LLC. José Enrique Feliciano and Behdad Eghbali are managers of CCG Operations, LLC. As a result, each of the foregoing Reporting Persons may be deemed to share voting and dispositive power with respect to the shares held of record by Clearlake Capital Partners II (Master), L.P.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Smart Sand, Inc., except for Clearlake Capital Partners II (Master), L.P., for the shares which it holds of record as provided in the prior paragraph.

CUSIP No. 83191H107	13G	Page 10 of 13 Pages

(b)	Percent of class:

CCG Operations, LLC: 35.0%

Clearlake Capital Partners, LLC: 35.0%

Clearlake Capital Partners II GP, L.P.: 35.0%

Clearlake Capital Partners II (Master), L.P.: 35.0%

José Enrique Feliciano: 35.0%

Behdad Eghbali: 35.0%

These percentages are calculated using the 39,116,210 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 15, 2016. The calculations of the percentages do not give effect to the 1,500,000 shares of Common Stock issued by the issuer on February 7, 2017. After giving effect to the issuance, there were 40,589,641 shares of Common Stock outstanding as disclosed in the issuer’s Rule 424(b) prospectus filed with the Securities and Exchange Commission on February 3, 2017. As of the date hereof, the Reporting Persons beneficially own 27.8% of the Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0 shares for each Reporting Person

(ii)	Shared power to vote or to direct the vote:

CCG Operations, LLC: 13,705,511 shares

Clearlake Capital Partners, LLC: 13,705,511 shares

Clearlake Capital Partners II GP, L.P.: 13,705,511 shares

Clearlake Capital Partners II (Master), L.P.: 13,705,511 shares

José Enrique Feliciano: 13,705,511 shares

Behdad Eghbali: 13,705,511 shares

(iii)	Sole power to dispose or to direct the disposition of:

0 shares for each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

CCG Operations, LLC: 13,705,511 shares

Clearlake Capital Partners, LLC: 13,705,511 shares

Clearlake Capital Partners II GP, L.P.: 13,705,511 shares

Clearlake Capital Partners II (Master), L.P.: 13,705,511 shares

José Enrique Feliciano: 13,705,511 shares

Behdad Eghbali: 13,705,511 shares

CUSIP No. 83191H107	13G	Page 11 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 83191H107	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 14, 2017.

CCG OPERATIONS, LLC

By:	/s/ José E. Feliciano
Name:	José E. Feliciano
Title:	Manager

CLEARLAKE CAPITAL PARTNERS, LLC

By:	/s/ José E. Feliciano
Name:	José E. Feliciano
Title:	Co-President

CLEARLAKE CAPITAL PARTNERS II GP, L.P.

By:	Clearlake Capital Partners, LLC
Its General Partner

By:	/s/ José E. Feliciano
Name:	José E. Feliciano
Title:	Co-President

CLEARLAKE CAPITAL PARTNERS II (MASTER), L.P.

By:	Clearlake Capital Partners II GP, L.P.
Its General Partner

	By:	Clearlake Capital Partners, LLC
Its General Partner

By:	/s/ José E. Feliciano
Name:	José E. Feliciano
Title:	Co-President

CUSIP No. 83191H107	13G	Page 13 of 13 Pages

JOSÉ E. FELICIANO

/s/ José E. Feliciano

BEHDAD EGHBALI

/s/ Behdad Eghbali

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, dated February 14, 2017

2	Powers of Attorney of the Reporting Persons